1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
March 17, 2022	www.integraresources.com

INTEGRA INTERSECTS HIGHEST-GRADE INTERCEPTS TO DATE AT DELAMAR DEPOSIT: 10.75 G/T AuEq
OVER 9.14 M, INCLUDING 104.28 G/T Au AND 4,818 G/T Ag (166.28 G/T AuEq) OVER 0.46 M AND 8.40
G/T AuEq OVER 7.02 M AT SULLIVAN GULCH

  Drill results from Sullivan Gulch located at the DeLamar Deposit include:
  IDE-22-226
    0.54 grams per tonne ("g/t") gold ("Au") and 66.42 g/t silver ("Ag") (1.40 g/t gold equivalent ("AuEq")) over 12.19 meters ("m")
      Including 0.99 g/t Au and 293 g/t Ag (4.76 g/t AuEq) over 2.02 m
  IDE-22-227
    6.76 g/t Au and 309.38 g/t Ag (10.75 g/t AuEq) over 9.14 m
      Including 104.28 g/t Au and 4,818 g/t Ag (166.28 g/t AuEq) over 0.46 m
      Including 3.55 g/t Au and 143.55 g/t Ag (5.40 g/t AuEq) over 2.90 m
    3.71 g/t Au and 22.73 g/t Ag (4.01 g/t AuEq) over 12.20 m
      Including 25.54 g/t Au and 88.04 g/t Ag (26.68 g/t AuEq) over 1.52 m
    4.94 g/t Au and 269.19 g/t Ag (8.40 g/t AuEq) over 7.02 m
      Including 7.06 g/t Au and 384.86 g/t Ag (12.01 g/t AuEq) over 4.58 m
      Including 16.01 g/t Au and 779.00 g/t Ag (26.04 g/t AuEq) over 1.53 m
  These drill results were completed as part of an exploration drill program designed to delineate and expand the width of mineralized vein structures at Sullivan Gulch along strike and at depth.
  The drill results reported today occur 25 m to 110 m below the southern portion of the proposed Sullivan Gulch Pre-feasibility Study ("PFS") pit shell.
  An enhanced understanding of the underlying vein system at Sullivan Gulch is being developed and tested to compliment the already large, continuous mineralized zone at Sullivan Gulch, most of which was excluded from the Company's PFS and has the potential to add significant gold-silver mineralization to future studies.
  Drilling to date at Sullivan Gulch has delineated a mineralized zone extending over a strike length of 1,000 m with a width of 200 m and a depth of 350 m. Only 550 m of this strike length are included in the PFS pit shell.
  Induced Polarization ("IP") Geophysics indicates that the Sullivan Gulch zone could extend a further 900 m south of the southern-most fence of drill holes.
  One drill rig is currently on site completing a step-out drill hole at Sullivan Gulch.
  To view a video of President and CEO George Salamis discussing the drill results, click on the following link:

https://www.youtube.com/watch?v=67EUNpDCH9c

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce drill results from a new exploration drill program at the DeLamar Project ("DeLamar" or the "Project"). The drill results announced today are from Sullivan Gulch, a target east-southeast of the DeLamar Deposit. Exploration drilling at Sullivan Gulch has been designed to delineate and expand the width of mineralized vein structures at Sullivan Gulch along strike and at depth. The intercepts released today were rushed at the assay laboratory due to visible veining and strong XRF (X-ray fluorescence) analysis completed onsite. The remaining portions of these drill holes are at the assay laboratory and are expected to be available soon.

"Sullivan Gulch continues to be an exciting target for the Company, typically characterized by long widths of well-distributed mineralization. The drill program underway at Sullivan Gulch currently is designed to test the underlying high-grade gold-silver vein system which has seen limited exploration to date. The drill results announced today from the Sullivan Gulch vein system are the highest-grade intercepts reported to date by the Company at the DeLamar Deposit, suggesting the potential for additional high-grade vein systems at Sullivan Gulch. These drill results, which occur outside the PFS open pit, could further compliment a large, continuous mineralized zone that already extends 1,000 m in the northwest-southeast direction with widths of 200 m and depths of 350 m," noted George Salamis, President and CEO of Integra Resources. "The potential inclusion of additional gold-silver mineralized material from Sullivan Gulch, subject to further optimization work, has the potential to increase future production profiles and mine life at the Project. Today's high-grade drill results, along with drill results released in 2018, 2019, and 2021 from Sullivan Gulch, demonstrate the potential for the underlying high-grade gold-silver vein system to compliment the multiple, consistent runs of more than 100 m grading over 1 g/t AuEq at Sullivan Gulch."

The following table highlights selected intercepts from the Sullivan Gulch drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDE-22-226	218.85	231.04	12.19	0.54	66.42	1.40
including	223.11	225.13	2.02	0.99	293	4.76
IDE-22-227	205.13	214.27	9.14	6.76	309.38	10.75
including	207.14	207.60	0.46	104.28	4,818	166.28
including	208.33	211.23	2.90	3.55	143.55	5.40
IDE-22-227	244.75	256.95	12.20	3.71	22.73	4.01
including	253.90	255.42	1.52	25.54	88.04	26.68
IDE-22-227	313.33	320.35	7.02	4.94	269.19	8.40
including	313.33	317.91	4.58	7.06	384.86	12.01
including	313.33	314.86	1.53	16.01	779	26.04

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a cross section of Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/sg_cross_section_updated_vuse.pdf

To view a photo of drill core from this News Release, click on the link below:

https://integraresources.com/site/assets/files/2572/sg_drill_core_photo_vuse.pdf

To view a drill plan map of Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/drill_collar_march2022-_dm_vuse.pdf

The mineralization at Sullivan Gulch is largely hosted by porphyritic rhyolite and latite units, capped by a banded rhyolite formation, all of which are of mid-Miocene age. The gold-silver mineralization itself consists of a zone of moderately intense low-sulphidation epithermal veining, clay alteration and related disseminated sulphides (mostly pyrite). Drilling to date at Sullivan Gulch has delineated mineralization extending over a strike length of 1,000 m with a width of 200 m and a depth of 350 m. IP indicates the potential for mineralization to extend a further 900 m to the south of the southern-most drilled section of Sullivan Gulch. Current drilling underway is designed to expand the width, depth, and length along strike of the known vein zone and to explore further for additional, untested veins.

Current Drill Status

The Company currently has 1 drill rig in operation at the DeLamar Project. This drill rig is testing Sullivan Gulch to enhance the geological understanding and to better define high grade vein zones.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Reno, Nevada, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed, and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the completion of an independent technical report for the PFS on the DeLamar Project announced on February 9, 2022. The independent technical report prepared in accordance with the requirements of NI 43-101 will be available under the Company's SEDAR profile within 45 days of the PFS news.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.